Exhibit 99.1

P R E S E N T A T I O N

Operator

Hello, ladies and gentlemen, and welcome to the Conference Call and Live Webcast, Day One Biopharmaceuticals to Acquire Mersana Therapeutics.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session.

Please be advised that this conference call is being recorded.

I would now like to turn the call over to Joey Perrone, Senior Vice President of Finance and Investor Relations. Please go ahead.

Joey Perrone

Thank you.

Hello, everyone, and good morning. Welcome to Day One’s conference call on the announced acquisition of Mersana Therapeutics.

Earlier today, we issued a press release that outlines the transaction we are discussing today. You can access the press release and the slides to accompany this conference call on the Investors and Media section of our website at www.dayonebio.com. An audio webcast of the corresponding slides is also available on the website.

Before we get started, I'd like to remind everyone that some of the statements that we make on the call and information presented in the slide deck include forward-looking statements as outlined on Slide 2. Actual events and results could differ materially from those expressed or implied by any forward-looking statements. We encourage you to review the various risks, uncertainties, and other factors included in our most recent filings with the SEC and any other future filings that we may make with the SEC.

These forward-looking statements are based on our current estimates and various assumptions and reflect Management's intentions, beliefs, and expectations about future events, strategies, competition, products, and product candidates, operating plans, and performance. You are cautioned not to place any undue reliance on these forward-looking statements and accept as required by law if Day One disclaims any obligation to update such statements.

Today, I'm joined by Dr. Jeremy Bender, Chief Executive Officer; Dr. Michael Vasconcelles, Head of Research and Development; and Charles York, Chief Operating and Financial Officer.

I will now turn the call over to Jeremy.

Jeremy Bender

Thank you, Joey, and thank you all for joining us today.

We are very excited to discuss our planned acquisition of Mersana Therapeutics, a company whose leadership and employees share our mission to develop transformative therapies for people of all ages living with life-threatening diseases. With this transaction, we are expanding our pipeline and creating a potential new growth catalyst for the benefit of patients and for our shareholders.

This deal is a strong and strategic fit for Day One, a first-in-class program targeting an area of clear unmet need backed by compelling early data and a mechanism that aligns with our expertise in targeted oncology. We have an opportunity to create a meaningful new medicine and, with it, build value by employing our development and commercialization expertise. We've done it with OJEMDA, and we see the same opportunity with emiltatug ledadotin or Emi-Le, Mersana's most advanced program.

Adenoid Cystic Carcinoma, or ACC, is a rare cancer that arises most often in the salivary glands, though also in other glandular tissues such as the breast, trachea, lacrimal glands, or skin. Approximately 1,300 new cases are diagnosed in the U.S. per year in ACC. This is a devastating disease where there are no approved targeted therapies.

Emi-Le targets a well-defined and underserved patient population. It is a Dolasynthen antibody drug conjugate that targets B7-H4 and has shown early potential as a monotherapy in certain hard-to-treat and rare cancers, including adenoid cystic carcinoma. Mike will provide more details on that in a minute.

Given Emi-Le’s early Phase 1 data in ACC-1, we believe there may be an opportunity to pursue an accelerated approval for Emi-Le in patients with aggressive forms of ACC. That patient population includes what is described by some in the field as ACC-1. We believe it also likely includes a broader group of ACC patients. We view Emi-Le as a potential first-to-market and best-in-class medicine for this disease.

Following the close of the transaction, we will discuss potential paths to approval for Emi-Le in ACC with regulators. That potential path may share many features with the path we established for OJEMDA in relapsed/refractory pediatric low-grade glioma. With the development and launch of OJEMDA, we've demonstrated the clinical and commercial capabilities needed to successfully bring a rare disease medicine to patients facing life-threatening diagnoses.

This opportunity fits seamlessly with our strategy and extends the reach of our science, our team, and most importantly, our opportunity to have a positive and transformative impact for patients.

With that, I'll turn it over to Mike, who will share more about the science behind Emi-Le and why we believe it can become a transformative therapy for patients with ACC.

Michael Vasconcelles

Thanks, Jeremy.

First, as a clinician and medical oncologist, I'd just like to share why I'm so enthusiastic about the opportunity in front of us with emiltatug ledadotin, or Emi-Le, for patients with adenoid cystic carcinoma, or ACC.

As Jeremy's already mentioned, ACC is a rare cancer, with about 1,300 patients diagnosed each year in the United States. With a median age of diagnosis at 58 and a wide range of ages at presentation, it's a cancer that often strikes patients in early or mid-adulthood. Fortunately, many patients may be cured or have long-term remissions with local therapy, specifically surgery, and often radiotherapy or chemoradiotherapy.

However, some patients present with locally advanced or metastatic disease or recur relatively soon after definitive local therapy, either local regionally or with distant metastases. Many of these patients present with aggressive features, and for them, survival is short. Some reports suggest survival in this setting is less than three years.

No approved therapy exists for patients with locally advanced or metastatic disease, and available therapy is woefully inadequate. With response rates to standard chemotherapeutics in mid-single to low double digits, no survival advantage to treatment has been demonstrated. Clearly, we have work to do for patients with adenoid cystic carcinoma.

Emi-Le is a B7-H4-directed antibody drug conjugate, or ADC, developed using a proprietary linker payload design, referred to as a Dolasynthen auristatin platform. This platform is comprised of a novel auristatin microtubule inhibitor, F-HPA. B7-H4, the cell surface protein where Emi-Le binds on cancer cells, is a compelling target in cancer for drug developers. It's highly expressed across several adult solid tumors, including breast, ovarian, and endometrial cancers, and most notably, adenoid cystic carcinoma. B7-H4 is also overexpressed in osteosarcoma, a cancer predominantly affecting children and young adults. Furthermore, B7-H4 has limited expression in healthy tissue. These are some of the attributes that make it a promising target for an ADC therapeutic medicine.

Earlier this year at ASCO, Dr. Erika Hamilton and her colleagues presented interim Phase 1 data from their ongoing dose escalation and expansion trial in patients with presumed high expression of B7-H4 based on specific protocol-defined histologies. In her presentation, Dr. Hamilton reported antitumor activity measured by a 31% objective response rate in 26 evaluable patients in the intermediate evaluated dose range. In the high dose range, antitumor activity was also observed in 33 evaluable patients. More notable was the 55.6% objective response rate reported in a subset of nine patients with ACC, regardless of dose.

Aggregate safety data presented across all dose groups and histologies in 141 patients suggested that Emi-Le was tolerable. The most commonly reported treatment-related adverse events included transient liver enzyme elevations, generally asymptomatic proteinuria, fatigue, and nausea. Most of these adverse events were low-grade. Dose reductions and dose delays for adverse events appeared manageable.

Hematologic toxicities such as neutropenia and thrombocytopenia were infrequent, as were other adverse events typically reported with auristatin-based payload ADCs, such as sensory or motor neuropathies or ocular toxicities. These data are notable not only for the breadth of early antitumor activity in this Phase 1 dose escalation trial, in other words, across multiple cancer histologies, but also a safety profile that appears manageable. Embedded within these promising early observations is the 55.6% objective response rate observed in patients with ACC.

Since ASCO, patient accrual has continued, and cohort expansion and dose optimization cohorts have been initiated. We've had the opportunity to review these data, which include a substantially greater number of enrolled and treated patients with ACC than the nine patients reported at ASCO. Suffice it to say, these data in aggregate from this ongoing Phase 1 trial with Emi-Le are maturing and, in our estimation, may have the potential to be transformational for patients with ACC.

At Day One, we view these findings as a strong foundation for an emerging, important story. As an R&D team, we've demonstrated our success translating early stage oncology clinical data into successful product registration, and we see a clear path here to build upon our work. Pending the close of this transaction, our goal will be to advance Emi-Le with the same scientific rigor, patient focus, and urgency that's brought Emi-Le to this point and that's guided every Day One program to date, too.

We look forward to soon working with our colleagues in Mersana and the Emi-Le study investigators to rapidly progress toward registration of this promising new potential medicine for patients.

I'd now like to turn the call over to Charles York to talk more about the financial overview.

Charles York

Hello, everyone.

This deal is exactly the type of opportunity Day One was built to pursue, a targeted, high-impact program that aligns directly with our mission and our strengths. With the right science, the right team, and the right balance sheet, we acted quickly and deliberately to bring this opportunity forward.

Turning to the transaction details, we've announced our agreement to acquire Mersana Therapeutics, a clinical stage company with a promising antibody-driven conjugate. The acquisition is subject to customary closing conditions and regulatory approvals, and we expect the transaction to close by the end of January 2026.

Under the terms of the agreement, Day One will offer $25 per share, or $129 million in cash at closing, plus a non-tradable contingent value right of up to an aggregate of $30.25 per share, payable upon the achievement of specified clinical, regulatory, and commercial milestones. The transaction will be funded entirely from our existing cash resources, with no additional financing required.

From a strategic and financial standpoint, this transaction is fully aligned with our long-term growth framework. It expands and diversifies our pipeline with a potential first-in-class B7-H4-directed ADC that has shown encouraging early clinical activity in adenoid cystic carcinoma, a tumor type with no approved therapies.

Importantly, we've structured this agreement to balance immediate investment with milestone-based payments that occur at clear points of value creation. Said another way, the upfront payment reflects our confidence in the developability of Emi-Le as a program in ACC and its strategic fit, while the contingent value aligns future payments with tangible achievements, ensuring that shareholders realize value as we do.

From a financial position, Day One remains strong. As we recently reported, we ended the third quarter with $451.6 million in cash and no debt. It's important to note that after the completion of this transaction, we will maintain that strong capital position that supports our ongoing operation, measured pipeline investments, and growth opportunities. We would also like to take this opportunity to reiterate our full year 2025 OJEMDA net product revenue guidance of $145 million to $150 million.

We are excited about the possibilities ahead. We are confident in our ability to execute with the same rigor and focus that have defined Day One since inception. With that, it's important to take a moment to recognize the contributions of the Mersana team for driving the development of this potential medicine to this point. It's a great example of what often goes unnoticed in our industry. Drug development teams that relentlessly and selflessly follow data to a clinical path that puts patients first.

I'd also be remiss if I didn't take the opportunity to commend our Day One team on their vision, focus, insightful debate, and unrelenting effort to critically evaluate another opportunity that has the potential to benefit a truly underserved patient group. On behalf of the Board and our executive team, I would extend our sincere gratitude.

I now turn the call back over to the Operator for questions.

Operator

Thank you. We will now be conducting a question-and-answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two to remove yourself from the (audio interference). For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

The first question comes from Anupam Rama with JPMorgan. Please go ahead.

Anupam Rama

Hey, guys. Thanks so much for taking the question, and congrats on the deal here. Two quick ones from me. I think Mersana was guiding to two-dose expansion cohort data in the second half of this year. I don't think we've seen that data. What are you looking for in this data, which my understanding is going to be mostly TNBC patients that could lead through to ACC-1 here. Then are there plans to expand more into ACC-1 patients beyond what we learned at ASCO this year, which I think was five out of nine responses? Because that data was across all doses in an unselected B7-H4 population. Should we be expecting more dosing population work before we get to the regulatory stage here? Thanks so much.

Jeremy Bender

Anupam, thanks for joining the call and for the questions. Just one quick comment, and then I'm going to hand to Mike to answer your questions, and that is that there's a certain amount that we can discuss as it relates to the future plans. But, of course, until the transaction closes, those are really in Mersana's hands.

With that, let me ask Mike to comment on what we can say on those two topics.

Michael Vasconcelles

All right. Thanks, Jeremy. Yes, there are a few questions or comments embedded in there, but I think, to Jeremy's point, what I'd say is you've summed it up about right. The Phase 1 study is ongoing. The dose cohort optimization cohorts are active and enrolling. As I believe I mentioned, the sub-cohort of patients enrolled with ACC is continuing. All of that is happening, and we look forward to sharing those data as they become available.

Jeremy Bender

Yes, and Anupam, what I'd add, in addition to Mike's comments, is that from our standpoint, we see a clear potential registration path directed towards ACC, as noted in the call. That really anchored our evaluation, both strategically and financially, of the transaction. I think beyond that, of course, there are open questions about the potential developability of Emi-Le in triple negative breast cancer patients. That's something, of course, that we'll consider over time, but I want to make clear that it didn't anchor the transaction, that we really were focused on ACC as the primary development path and the major driver of the opportunity for us.

Anupam Rama

Thanks so much for taking the question, and congrats on the deal.

Jeremy Bender

Thanks, Anupam.

Operator

Next question, Andrea Newkirk with Goldman Sachs. Please go ahead.

Andrea Newkirk

Good morning, guys. Thanks for taking the question. Maybe just a follow-up there, if you think about ACC as the indication of choice here. Just if you could speak more on the size of the addressable patient population, outside of just the newly diagnosed numbers that you provided there, and what makes some patients more susceptible to metastases post-surgery and radiation therapy? Then, Charles, I have one follow-up for you.

Jeremy Bender

Yes, Andrea, I'm going to ask Mike to start, and then I'll add and we can hand it to Charles for your follow-up.

Michael Vasconcelles

Thanks, Jeremy. Yes, Andrea, I'm going to start with your second question. There's been really nice progress in understanding underlying biology that drives ACC and its relative form of aggressiveness. There's a good understanding for which therapeutics are actually being potentially developed in that context. I'd put Emi-Le right in the forefront of that. We have, I think, a good understanding of the relatively broad and high expression of B7-H4, certainly in the aggressive subtype. That probably is related to the path of biology, if you will, of the cancer, and that's work that's demonstrated potentially immune-invasive mechanisms that arise, again, preponderantly in the aggressive subtype.

As that relates to the epidemiology, I think it's fair to say that there is a high prevalent population, but there is two populations, one of which absolutely demonstrates clinically a more indolent clinical course, and then, as I mentioned, a population that demonstrates a more highly aggressive course. There are histologic, clinical, and, as I mentioned, probably molecular signatures that help define those populations. It's our expectation that we'll be tapping into those elements as we define the plan for further development.

Jeremy Bender

Yes, let me add to that, Andrea, just to emphasize that within the aggressive form, we think there's a broader number of patients than just those patients that are described as ACC-1 in many of the literature references that you'll see. Now, I also want to be clear that we will be formulating the registration plan post-close and having dialogue with regulators around the potential approval pathway. That will, of course, include the specific patient population that we'd be targeting. To that end, as we get to that point and have those discussions, we'll provide more details on the nature of the opportunity, but I do want to be clear that we have a differentiated view on the potential eligible patient population than just ACC1 in this case.

Did you want to ask Charles your question as well?

Andrea Newkirk

Yes, please. Maybe just, Charles, just given today's announced acquisition, just curious if you might be willing to speak to your desire for additional VD (phon) transactions on the forward, and thanks so much for taking the questions, guys.

Charles York

Good morning, Andrea, and of course, happy to address that. Look, this transaction is a critical one for the Company. Our ability to really find a program that we had conviction about that really invokes a lot of the similarities we saw in OJEMDA with clear clinical data that we see up front and an opportunity for registrational paths that we believe are beneficial with an asset that, when you look at it from the properties of IP, long runway, understanding, and overall developability is really interesting to us and what we hope to get to a point where we can quickly get to extend the team and work towards commercialization.

When we think about the larger picture here, I would say that we'll be focused on this in the near term, and we'll look at it from our perspective as this is one more important aspect of our pipeline, starting with the FIREFLY-2 trial that's ongoing for OJEMDA. In the front line, the DAY301 program, where PDK7 directed ADC, and then this new Emi-Le program in ACC. That puts us in a spot where we believe we have both longer-term and near-term opportunities for both value creation and a clear path to continued value in commercial markets.

Jeremy Bender

Andrea, let me add one other element that I think is important in the context of this particular transaction, and that is that, as you know, we've discussed our both approach and strategy towards bringing in new programs through business development activity for years now. In the course of that work, we've looked at just dozens and dozens of programs that, whether at public or private companies, have early-stage clinical data like this. This is the first that we've really been aggressive about moving to make part of our portfolio, and that's because of what we see as the opportunity to develop a new medicine. That shouldn't be lost on this transaction. We really do think this is different from all of the other programs that we've looked at historically that have similar stage of data, I should say.

Andrea Newkirk

Great. Thanks so much for the color, and congrats on the deal.

Jeremy Bender

Thanks, Andrea. I appreciate it.

Operator

Next question Alec Stranahan with Bank of America. Please proceed.

Alec Stranahan

Hey, guys. Thanks for taking our questions, and congrats on the deal. Maybe two questions. First, given the history with Mersana's other ADCs in the past, both on efficacy and safety, I'm curious if you think there's any read-across to Emi-Le as you were kicking the tires on the asset. If not, what were the aspects of Emi-Le that made you more comfortable to transact versus, say, these legacy ADCs from the company? Then just curious what will happen with Mersana's partnerships with J&J and Merck KGaA after closure acquisition. Thank you.

Jeremy Bender

Yes. Let me ask Mike to comment on the specific question you're asking, Alec, and thanks for joining the call.

Michael Vasconcelles

Yes. Thanks, Alec. This is Mike. A very fair question you're asking. What I'd say is probably, obviously, we wanted to make sure we understood that question. I personally would want to applaud the Mersana team for taking years of scientific focus and rigor in bringing forward this novel platform, which clearly is built on the experience that they've gained from prior work and rigorously assessed in a non-clinical setting to build the confidence as a development candidate to create a molecule that we now refer to as Emil-Le.

The other thing I'd comment or reinforce is although we're focused today on the antitumor activity signal in ACC, we've also had the benefit of a pretty large safety database that's been generated with the molecule in the overall development program. Clearly that gives us an added level of confidence of the translatability of the non-clinical work into the clinical setting. We're confident about where we're at for the phase of development, and that's why we're as focused, as Jeremy alluded to, to a pretty aggressive path forward to move from where we're at to defining a registration path.

Jeremy Bender

Thanks, Mike.

Charles York

Jeremy, would you like to make comments on the partnership?

Jeremy Bender

Yes, go ahead. Oh, sorry. Thank you. That second part of that question. Go ahead, Charles. Yes, on the existing partnerships.

Charles York

Super. Yes, Alec, assuming close of the transaction, we will continue partnerships as contractually required and as consistent with where Mersana was currently standing with them. There won't be any change, of course, associated that we can see at this point. It will be completion and close out to those.

Alec Stranahan

Okay, very good. Thank you so much.

Charles York

You got it.

Jeremy Bender

Thanks.

Operator

Next question, Kelsey Goodwin with Piper Sandler. Please go ahead.

Kelsey Goodwin

Hey, good morning. Thanks for taking our questions. Congrats on the deal. First, in terms of vetting the Mersana ADC platform, what was done there and how does that compare to the platform that underlies DAY301? Then more specifically, in terms of thinking about development timelines, when will we see the next clinical update? When would you talk to regulators and just general next steps for the program? Thanks so much.

Jeremy Bender

Of course. Thanks, Kelsey, for joining in the questions. Let me comment and then I'll hand to Mike as well. First off, let me make clear something that I think Mike articulated early. We really do applaud the Mersana team for the learnings over their development experience that culminated in Emi-Le. I think we look at this very explicitly as a focused deal around a product, in this case, Emi-Le, that has a clinical profile that we find compelling. That's really the motivation for the transaction rather than a broader pipeline component or a platform, per se.

Now, there are some molecular differences in the construct of Emi-Le relative to DAY301. Those have different underlying characteristics. To talk at that at a high level, let me ask Mike to comment. But fundamentally, we're looking at this as a clinical stage program that we can push forward rapidly towards a new medicine.

Michael Vasconcelles

Yes, thanks. Thanks, Jeremy. I think what I'd perhaps add or just maybe underscore or reinforce that the innovation that's been ongoing at Mersana for quite a long time has really positioned them nicely as clear innovators in the space of antibody drug conjugates. Probably, as you know, their platform is proprietary both with respect to their synthetic branched linker scaffold, their iteration on a class of payload molecules that have validated themselves in the context of ADC therapeutics, but with enhancements in the context of Mersana's hands. Their utilization of really contemporary and innovative linker technology. You put all three together, it's next generation by, I think, any measure with respect to the incremental innovation we continue to see across the broader platform of ADCs. Like Jeremy mentioned, you bring that specifically to where we're at with Emi-Le and early clinical development between the antitumor activity signals and the safety profile, we couldn't be more excited.

Can you, Kelsey, then just briefly summarize your second question?

Kelsey Goodwin

Oh, yes, of course. Thanks for answering the first one. Yes, maybe just more specifically around the development timelines. Do you have any thoughts or high level guide to when we'll see the next clinical update, when you'd plan to talk to regulators about a path forward, or just any steps that you can give some timing for?

Michael Vasconcelles

Yes. Yes, thanks. I thought that's what your question was. Unfortunately, I'm not going to be able to go into a lot of specifics there. We need to give the space for the regulatory aspects of the merger to move through, and we're extremely anxious and enthusiastic about mapping all that out. We have certainly a sense of that, given the work that we've done to bring us to this point today, but look forward to be even more specific as we engage in those discussions with regulators and lock in our plans in the coming weeks and months.

Kelsey Goodwin

Perfect. It was a shot.

Jeremy Bender

Yes, and Kelsey, I think it's, of course, guidance that we'd love to give as soon as possible. I think what you should hear, though, is we see a really rapid development path, one likely that would tap into accelerated approval approaches. We'll be moving as fast as we can to define that with the Mersana team post-closing.

Kelsey Goodwin

Perfect. Thank you so much, and congrats again.

Jeremy Bender

Thanks so much. Appreciate it, Kelsey.

Operator

Next question, Ami Fadia with Needham. Please go.

Ami Fadia

Hi. Good morning. Congrats on the deal, everyone. I had a couple of quick questions. Can you indicate whether the MTD has been reached in the dose escalation work that Mersana has been doing? Regarding ACC, how many patients did you see the data on that got you comfortable with the pass-through registration in ACC-1? If you could talk about your initial thoughts on the other indications that they have been studying in the Phase 1 aside from triple negative, they also have ovarian and endometrial. Maybe just if you could talk about the applicability of the B7-H4 and then the prevalence in those indications and just your early thoughts on how differentiated the molecule could be in those applications. Thank you.

Jeremy Bender

Of course. Ami, thank you for joining the call and the questions. I'm going to make a generalized comment, and then I'll hand to Mike to talk about some of the specifics to the extent that we can. Unfortunately, we really can't characterize the details at this stage. But what I want to reiterate is that we saw sufficient data in ACC that we are confident in a rapid development and registration path in that specific tumor. I'm going to defer on the patient numbers at this stage. We very much would like to see all of the data associated with that ACC opportunity, which, again, we don't think is limited to just ACC-1 but to aggressive forms of ACC, including ACC-1 more broadly.

But I think let me ask Mike to comment on your dose and question around other development areas given B7-H4 expression.

Michael Vasconcelles

Yes, thanks, Jeremy. Yes, so with respect to dose, what I'd circle back to is, I think, what I shared earlier on the call. Mersana is in dose optimization cohorts, and I think they've been clear about that, and that'll be informative to establishing the recommended Phase 2 dose for subsequent development. In the context of the outcome of those data and the aggregate integration of the Phase 1 data, we'll be certain about that, and that may or may not include a formal maximum tolerated dose assessment. Because, as you know, it's as important to look for MTDs that are driven by finite points in time after drug exposure, but also, it's important to look at aggregate safety signals that emerge with repeat exposure. We're in a situation here where many patients have been on therapy for months and months, so that's an important integration into the recommended Phase 2 dose decision.

With respect to the indication, I just want to reinforce, this is an urgent unmet need, and we're very focused on progressing the work for patients with adenoid cystic carcinoma as quickly as possible. It's also a benefit that the expression level of B7-H4 is both broad and at high level, which is going to facilitate that development. The expression pattern in the other histologies that I've mentioned that Mersana is studying, we think is also potentially meaningful for development, and we're keen and eager to look at that and round out the development program where it may make sense to do so. But I just want to reinforce that first things first in terms of orienting the program where the unmet need is high and the path is clear.

Jeremy Bender

Thanks, Mike. Ami, regarding other tumors, I want to be, as I mentioned, clear that we're very focused on ACC, but, of course, to the extent that we think there are areas where Emi-Le may be active that can be explored, we'll look at that as potential options going forward, and we may see upside beyond ACC through those paths over time.

Ami Fadia

Got it. Thanks for taking my questions.

Jeremy Bender

Of course. Thank you.

Operator

Thank you. This concludes today's teleconference. You may disconnect your lines at this time, and thank you for your participation.

Additional Information about the Transaction and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Mersana or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an Offer to Purchase, a Letter of Transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Day One and the Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Mersana. The offer to purchase shares of Mersana common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at Day One’s website at ir.dayonebio.com and (once they become available) will be mailed to the stockholders of Mersana free of charge. The information contained in, or that can be accessed through, Day One’s website is not a part of, or incorporated by reference in, this filing. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Day One and Mersana file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Mersana and Day One with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Mersana and the expected benefits therefrom; and other statements that are not historical facts. These forward-looking statements are based on Day One’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Day One’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the Merger Agreement will be satisfied or waived; whether stockholders of Mersana tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the outcome of legal proceedings that may be instituted against Day One, Mersana and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that Day One will not be able to retain the employees of Mersana following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for Mersana and its product candidates, including uncertainty of the expected financial performance of Mersana and its product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if Day One does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Day One’s shares could decline; as well as other risks related to Day One’s and Mersana’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Day One’s and Mersana’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Day One undertakes no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.